UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13G
          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO.  )*

                    Sideware Systems Inc.
             ---------------------------------
                     (Name of Issuer)

              Common Shares without par value
             ---------------------------------
               (Title of Class of Securities)

                          825907108
             ---------------------------------
                       (CUSIP Number)

                     February 22, 2001
             ---------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ]    Rule 13d-1(b)
[x ]    Rule 13d-1(c)
[  ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  825907108

1.  Names of Reporting Persons.  Grant Sutherland

2.  Check the Appropriate Box if a Memaber of a Group (See
Instructions)

(a)
(b)     X

3.  SEC Use Only

4.  Citizenship or Place of Organization   Canada

Number of        5.  Sole Voting Power                  6,602,276.
Shares
Beneficially     6.  Shared Voting Power                   Nil.
Owned by
Each Reporting   7.  Sole Dispositive Power             6,602,276.
Person With
                 8.  Shared Dispositive Power              Nil.

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       6,602,276

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). _____

11. Percent of Class Represented by Amount in Row (9)   9.31%

12.  Type of Reporting Person (See Instructions)        IN

Item 1

(a)  Name of Issuer:  Sideware Systems Inc.

(b)  Address of Issuer's Principal Executive Offices:

     1810 Samuel Morse Drive
     Reston, VA
     20190-5316

Item 2

(a)  Name of Person Filing: Grant Sutherland

(b)  Address of Principal Business Office or, if none, Residence

     1600 - 777 Dunsmuir St.
     Vancouver
     British Columbia
     Canada
     V7Y 1K4

(c)  Citizenship:  Canadian

(d) Title of Class of Securities: Common shares without par value

CUSIP Number: 825907108


Item 3. If this statement is filed pursuant to #240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [  ]  Broker or dealer registered under section 15 of the act (15 U.S.C. 78c);
(b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15
           U.S.C. 78c);
(c)  [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)  [  ]  Investment company registered under section 8 of the
           Investment Company Act of 1940 (15 U.S.C. 80-a);
(e)  [  ]  An investment advisor in accordance with #240.13d-
           1(b)(1)(ii)(E);
(f)  [  ]  An employee benefit plan or endowment fund in
           accordance with #240.13d-1(b)(1)(ii)(F);
(g)  [  ]  A parent holding company or control person in
           accordance with #240.13d-1(b)(1)(ii)(G);
(h)  [  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.s.C. 80a-3);
(j)  [  ]  Group, in accordance with #240.13d-1(b)(1)(ii)(J).

Item 4  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in number 1.

(a)  Amount beneficially owned:                                6,602,276
(b)  Percent of class:                                           9.31%
(c)  Number of shares as to which the person has:

  (i)   Sole power to vote or to direct the vote                6,602,276
  (ii)  Shared power to vote or to direct the vote 	          Nil
  (iii) Sole power to dispose or to direct the disposition of   6,602,276
  (iv)  Shared power to dispose or to direct the disposition of   Nil

Instruction: For computations regarding securities which represent a right to acquire an underlying security see #240.13d3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of a Group

Not applicable

Item 10.  Certification

(a) The following certification shall be included if the statement is filed pursuant to #240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to #240.13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                                 October 9, 2001
                                                      Date

                                                "Grant Sutherland"
                                                    Signature

                                                 Grant Sutherland
                                                   Name / Title